

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 0407

July 6, 2005

<u>Via U.S. Mail and Fax (214) 265-1289</u>
David N. Pilotte
Chief Financial Officer
Digital Recorders, Inc.
5949 Sherry Lane
Suite1050
Dallas, TX 75225

   RE: **Digital Recorders, Inc.**
     Form 10-K for the fiscal year ended December 31, 2004
     Filed April 1, 2005

     Form 10-Q for the quarters ended March 30, 2005
     File No. 33-82870-A

Dear Mr. Pilotte:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Larry Spirgel
       Assistant Director